APEX CRITICAL METALS CORP.

November 4, 2024

BC Securities Commission

Ontario Securities Commission

The Canadian Depository for Securities

Canadian Securities Exchange

Dear Sirs/Mesdames:

Re:	Apex Critical Metals Corp. (the "Company")
Proposed Forward Share Split
Confirmation of Record Date - November 7, 2024

The Company has its common shares listed and trading on the Canadian Securities Exchange ("CSE"). The Company's ISIN number is CA03753D1042 and its CUSIP number is 03753D104.

Pursuant to CSE Policy 9, please be advised that on November 7, 2024, the record date, the Company will subdivide its common shares on the basis of 1.5 post-subdivision common shares for every one (1) pre- subdivision common share held (the "Subdivision"). The Company will push out the securities required to effect the Subdivision and no new CUSIP will be assigned to the Company's common shares.

We trust you will find the foregoing to be in order, however if you have any questions, please feel free to contact the undersigned.

APEX CRITICAL METALS CORP.

Per: (signed) "Sean Charland"